UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of December, 2006
Commission File Number 1-13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the “Company” or “CYI”) included in the Company’s Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”).
Other Events
1.	HLG Enterprise Limited (“HLGE”)
The previously announced mandatory conditional cash offers by Grace Star Services Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of CYI, to acquire:-
(a)	all the issued ordinary shares in the capital of HLGE other than those already owned, controlled or agreed to be acquired by the Offeror (the “Shares”);
(b)	all the issued series A and series B redeemable convertible preference shares in the capital of HLGE other than those already owned, controlled or agreed to be acquired by the Offeror (collectively the “RCPS”); and
(c)	all the issued non-redeemable convertible cumulative preference shares in the capital of HLGE other than those already owned, controlled or agreed to be acquired by the Offeror (the “NCCPS”), closed on December 27, 2006 (the “Closing Date”).
Based on the level of valid acceptances of the Shares, the RCPS and the NCCPS as announced by the Offeror in Singapore on the Closing Date, the conditions to the offers were not fulfilled, and accordingly, the offers have lapsed and no securities were purchased pursuant to such offers.
Acceptances of the offers will be returned to the holders of the Shares, the RCPS and the NCCPS who have accepted the offers. The Offeror’s holdings in the securities of HLGE remain at 387,614,839 Shares (representing approximately 45.42% of the total number of Shares in issue as at the Closing Date) and 114,366,772 RCPS (comprising 13,957,233 series A RCPS and 100,409,539 series B RCPS) as at the Closing Date.
2.	Responsibility Statement
The directors of CYI (including those who may have delegated detailed supervision of this Report) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Report are fair and accurate and that no material facts have been omitted from this Report, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to HLGE and its subsidiaries), the sole responsibility of the directors of CYI has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Report.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: December 27, 2006

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director